 EXHIBIT 6

Execution Copy

December 4, 2017

STRICTLY PRIVATE AND CONFIDENTIAL

Re: Consulting Agreement

This letter is to confirm our discussions concerning Webb Interactive Services, Inc. (referred to herein as the "Company") retaining the services of Noves Group (the "Consultant"), to provide the services as more specifically described below in this Consulting Agreement (referred to herein as this "Agreement") on the terms and conditions set forth below.

1. Consulting Services

(a) Subject to the terms and conditions of this Agreement, the Company hereby retains Consultant as a consultant and advisor to perform the consulting services specifically set out in Exhibit A attached to this Agreement and made a part hereof (hereafter referred to as the “Services”), as said Exhibit may be amended in writing from time to time, and Consultant agrees, subject to the terms and conditions of this Agreement, render such Services during the term of this Agreement. Such services shall be limited to those described in Exhibit A, as amended in writing from time to time. Consultant shall render services hereunder at such times and places as shall be mutually agreed by Company and Consultant.

(b) It is understood that the purpose of the Consulting is to provide periodic review and advice relevant to certain Company matters regarding Company’s desire to become a public company, and that neither Consultant nor Company will benefit if Consultant provides inaccurate advice or commentary based on insufficient information. To that end, Company shall provide Consultant, in advance of meetings, with accurate, unbiased and sufficient information for review the subject matter thereof, and shall promptly provide further information that Consultant reasonably deems relevant to forming any pertinent conclusions relevant to the matter for discussion. It is expressly understood that Consultant has no fiduciary obligation to Company, but instead a contractual one described by the terms of this Agreement; that Consultant’s role is to provide independent advice uninfluenced by commercial concerns; and that service as a Consultant does not require him to be an advocate for Company or its products in any forum, public or private. Company expressly agrees that under no circumstances will this role be compromised or inaccurately represented.

2. Compensation and reimbursement.

In consideration of the services to be provided by Consultant to the Company hereunder, the Company shall pay Consultant as set out in Exhibit A attached to this Agreement and made a part hereof (hereafter referred to as the “Compensation”). In addition, the Company shall reimburse Consultant for reasonable travel and other expenses Consultant incurs in connection with performing the Services. To obtain reimbursement, Consultant shall receive approval in advance of any such travel or other expenses. Company shall provide any documentation requirements and any travel policy restrictions to consultant in writing in advance, or be foreclosed from relying on such requirements and restrictions to deny reimbursement. The Company shall pay to Consultant invoiced amounts within thirty (30) days after the date of invoice. Company will accommodate Consultant’s request to arrange, at Company’s expense, for all of Consultant’s travel and accommodations in connection with such meetings.

The Company hereby guarantees to and in favour of the Consultant the due and timely performance and payment of all obligations, duties and liabilities of the Company and its affiliates under this Agreement and agrees to perform all obligations and pay all amounts due hereunder to Consultant forthwith upon any breach or failure by the Company or its affiliates in the performance of the terms and conditions hereof.

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3. Independent contractor status.

The parties agree that this Agreement creates an independent contractor relationship, not an employment relationship. The Consultant acknowledges and agrees that the Company will not provide the Consultant with any employee benefits, including without limitation any employee stock purchase plan, social security, unemployment, medical, or pension payments, and that income tax withholding is Consultant’s responsibility. In addition, the parties acknowledge that neither party has, or shall be deemed to have, the authority to bind the other party.

4. Indemnification

Notwithstanding any other term of this Agreement, Company shall indemnify, defend and hold harmless Consultant, and , its corporate affiliates, current or future directors, trustees, officers, employees, agents and their respective successors, heirs and assigns (the “Indemnitees”), against any claim, liability, cost, damage, deficiency, loss, expense or obligation of any kind or nature (including without limitation reasonable attorneys’ fees and other costs and expenses of litigation) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of this Agreement (including, but not limited to, actions in the form of tort, warranty, or strict liability).

5. Enforceability.

(a)	It is the desire and the intent of the parties that the provisions of paragraphs 6 and 7 shall be enforceable to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.

(b)	If any particular portion of any paragraph 6 and/or 7 is adjudicated unenforceable in any jurisdiction such adjudication shall apply only in that particular jurisdiction in which such adjudication is made.

6. Confidential Information

The parties acknowledge that in connection with Consultant’s Services, the Company may disclose to Consultant confidential and proprietary information and trade secrets of the Company, and that Consultant may also create such information within the scope and in the course of performing the Services (hereinafter, subject to the exceptions below, “Company Confidential Information”). Such information may take the form of, for example: the Company’s know-how; the Company’s manufacturing strategies and processes; the Company’s marketing plans; the Company’s past, present and future business plans; the Company’s strategy for or status of regulatory approval; or the Company’s forecasts of sales and sales data. Notwithstanding the above, the Company acknowledges and agrees that none of the information described in this Paragraph 6 will be considered Confidential Information for purposes of this Agreement, unless the information is disclosed to Consultant by the Company in writing and is clearly marked as confidential, or, where verbally disclosed to Consultant by the Company, is followed within thirty (30) days of such verbal disclosure by a writing from the Company confirming such disclosure and indicating that such disclosure is confidential. As such, Consultant may disclose such information at its discretion. If Company does not want any information to become publicly known it should not disclose such information to Consultant. Furthermore, Company agrees that it shall not disclose material non-public information, as used in Rule 10-5b1 of the Securities Exchange Act of 1934, to Consultant.

Company hereby agrees that it shall not provide material non-public information to Consultant. If Company should provide such information to Consultant then Company shall mark such information as material non-public information.

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7. Non-Competition - Non-Solicitation

(a)	Company understands that Consultant may consult with companies that compete, directly or indirectly, with the businesses of the Company or any affiliate in the Company. Consultant is not precluded from working with these other companies.

(b)	The Consultant agrees that for a period of twenty-four (24) months following the termination hereof for any reason whatsoever, the Consultant will not, whether as principal, agent, consultant, employee, employer, director, officer, shareholder or in any other individual or representative capacity, solicit or attempt to retain in any way whatsoever any of the employees of the Company or of any affiliates in the Company, provided however, that the Consultant shall not be precluded from soliciting or retaining employees of the Company in the event of a termination of this Agreement as a result of a material breach by the Company of the provisions of this Agreement, or in the event that this Agreement is terminated or deemed to be terminated by the Company without cause.

8. Term

(a)	This Agreement shall upon the date of execution and shall continue terminated in accordance with the provisions of this Agreement or completion of Services.

(b)	This Agreement may be terminated by either party, with or without cause, upon thirty (30) days prior written notice to the other; provided that if Consultant terminates this Agreement, Consultant shall, in accordance with the terms and conditions hereof, nevertheless wind up in an orderly fashion assignments for the Company which Consultant began prior to the date of notice of termination hereunder.

(c)	Upon termination of this Agreement for any reason, Consultant shall be entitled to receive such compensation and reimbursement, if any, accrued under the terms of this Agreement, but unpaid, as of the date Consultant ceases work under this Agreement. In addition, Consultant shall be reimbursed for any non-cancellable obligations, any cancellation penalties, and, unless Consultant terminates the agreement without cause, any expenditures reasonably made in order to perform the Services that were to occur had cancellation not occurred.

9. Type of Services.

(a)	Consultant is providing general business advice based on the experiences of its employees. Company understands and agrees that Consultant is not acting as Company’s attorney and therefore no attorney-client protections shall exist.

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(b)	The Consultant is not a registered investment advisor or broker-dealer and nor does the firm sell or receive compensation from transactions requiring the aforementioned registrations. Company understands and agrees that Consultant is not acting as Company’s financial advisor.

(c)	Consultant provides document preparatory services and general assistance with regard the Company's desire to become publically traded.

10. Notices

Any notices, requests, demands or other communications provided for by this Agreement shall be in writing and shall be sufficiently given when and if mailed by registered or certified mail, return receipt requested, postage prepaid, or sent by personal delivery, overnight courier or by facsimile to the party entitled thereto at the address stated at the beginning of this Agreement or at such other address as the parties may have specified by similar notice.

Any such notice shall be deemed delivered on the tenth business day following the mailing thereof if delivered by prepaid post or if given by means of personal delivery on the day of delivery thereof or if given by means of courier or facsimile transmission on the first business day following the dispatch thereof.

11. Assignment

Except as herein expressly provided, the respective rights and obligations of the Consultant and the Company under this Agreement shall not be assignable by either party without the written consent of the other party and shall, subject to the foregoing, enure to the benefit of and be binding upon the Provider and the Company and their permitted successors or assigns. Nothing herein expressed or implied is intended to confer on any person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Consultant is expressly prohibited from fulfilling or attempting to fulfill its any or all of obligations hereunder by providing the services of any person other than the Executive.

12. Applicable Law

This Agreement shall be deemed a contract under, and for all purposes shall be governed by and construed in accordance with, the laws of California. Each of the parties hereto hereby irrevocably submits to the non-exclusive jurisdiction of the courts of California with respect to any proceedings brought in respect of this Agreement or the subject matter hereof.

13. Amendment or Modification: Waiver

No provision of this Agreement may be amended or waived unless such amendment or waiver is authorized by the Company (including any authorized officer or committee of the Board of Directors) and is in writing signed by the Consultant and by a duly authorized representative of the Company. Except as otherwise specifically provided in this Agreement, no waiver by either party hereto of any breach by the other party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar breach, condition or provision at the same time or at any prior or subsequent time.

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14. Entire Agreement

This agreement contains the entire agreement between the parties hereto with respect to the matters herein and supersedes all prior agreements and understandings, oral or written, between the parties hereto, relating to such matters.

15. Severability; Reformation. In case any one or more of the provisions or parts of a provision contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; and this Agreement shall, to the fullest extent lawful, be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible. Without limiting the foregoing, if any provision (or part of provision) contained in this Agreement shall for any reason be held to be excessively broad as to duration, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the fullest extent compatible with then existing applicable law.

If you are in agreement with the foregoing terms and conditions, please confirm your acceptance by signing and returning the enclosed duplicate copy of this correspondence.

Novus Group, LLC (“Consultant”)

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	Member

Accepted and agreed:

Webb Interactive Services Inc. (“Company”)

By:	/s/ Steve Slome
Name:	Steve Slome
Title:	CEO

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Exhibit A- Description of Consulting Activities

Services

Provide public company shell for Company to reverse merge with Provide 12 months of consulting service to the Company per Company’s request. Such service shall not be required to exceed 20 hours per week

Total Fees:

Fees

1,000,000 shares of Series B Preferred Stock

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